12014994

'ATES
ANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLaughlin Ryder Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1421 Prince St.
(No. and Street)

Alexandria	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Grebenstein — (703) 684-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive	Minneapolis	MN	55425
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/6/12

OATH OR AFFIRMATION

I, Scott Grebenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Ryder Investments, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Virginia
Michelle Glicklin - Notary Public
Commission No. 336211
My Commission Expires 3/31/2015

Signature

CFO

Title

2/29/12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2011

C O N T E N T S

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, VA 22314

We have audited the accompanying balance sheets of McLaughlin Ryder Investments, Inc. as of December 31, 2011 and 2010, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of McLaughlin Ryder Investments, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 27, 2012

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

BALANCE SHEETS

DECEMBER 31,		2011		2010
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	116,183	$	9,607
Accounts receivable		28,357		-
Prepaid expenses		2,330		943
Total current assets		**146,870**		**10,550**
PROPERTY AND EQUIPMENT				
Equipment		1,797		-
Accumulated depreciation		(50)		-
Net property and equipment		**1,747**		-
RESTRICTED CASH		**100,000**		-
GOODWILL		**110,697**		**110,697**
Total assets	**$**	**359,314**	**$**	**121,247**
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	62,561	$	-
Accrued payroll & related benefits		22,030		-
Total current liabilities		**84,591**		-
STOCKHOLDER'S EQUITY				
Common stock, no par value, 1,000 shares authorized 600 shares issued and outstanding		14,000		14,000
Additional paid-in capital		326,832		146,832
Retained deficit		(66,109)		(39,585)
Total stockholder's equity		**274,723**		**121,247**
Total liabilities and stockholder's equity	**$**	**359,314**	**$**	**121,247**

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,	2011	2010
REVENUE		
Brokerage commissions	$ 921,801	$ -
Insurance commissions	65,427	-
Other revenues	43,160	12,792
Total revenue	**1,030,388**	**12,792**
EXPENSES		
Service charges from member	108,520	-
Payroll and related costs	657,663	-
Other administrative expenses	290,729	32,579
Total expenses	**1,056,912**	**32,579**
Loss from operations	**(26,524)**	**(19,787)**
OTHER INCOME (EXPENSE)		
Interest income	-	135
Total other income	**-**	**135**
Net loss	**$ (26,524)**	**$ (19,652)**

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance at December 31, 2009	**600,000**	**$ 14,000**	**$ 10,000**	**$ 33,989**	**$ 57,989**
Stockholder distributions	-	-	-	(53,922)	(53,922)
Net income	-	-	-	(19,652)	(19,652)
Stockholder contributions	-	-	26,135	-	26,135
Reverse stock split *	(599,400)	-	-	-	-
Goodwill from stock acquistion	-	-	110,697	-	110,697
Balance at December 31, 2010	**600**	**$ 14,000**	**$ 146,832**	**$ (39,585)**	**$ 121,247**
Net income	-	-	-	(26,524)	(26,524)
Stockholder contributions	-	-	180,000	-	180,000
Balance at December 31, 2011	**600**	**$ 14,000**	**$ 326,832**	**$ (66,109)**	**$ 274,723**

* Effective October 27, 2010, the Company issued a 1,000 to 1 reverse stock split. This transaction reduced the shares outstanding to 600 and the shares authorized to 1,000.

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (26,524)	$ (19,652)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	50	-
Changes in operating assets and liabilities:		
Accounts receivable	(28,357)	4,297
Prepaid expenses	(1,387)	(176)
Accounts payable	62,561	(8,390)
Accrued expenses	22,030	-
Net cash used by operating activities	**28,373**	**(23,921)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(1,797)	-
Increase in restricted cash	(100,000)	-
Net cash provided (used) by investing activities	**(101,797)**	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder contributions	180,000	26,135
Stockholder distributions	-	(53,922)
Net cash used by financing activities	**180,000**	**(27,787)**
Increase in cash	106,576	(51,708)
Cash, beginning of year	9,607	61,315
Cash, end of year	**$ 116,183**	**$ 9,607**

NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Goodwill from stock acquistion	$ -	$ 110,697

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

McLaughlin Ryder Investments, Inc. (the Company) was formerly known as Zander Evans Securities and was incorporated July 2, 2007. The company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the FINRA. The Company became a registered broker dealer on December 1, 2008. The Company is wholly owned by McLaughlin Investments LLC (the Member). The Company is registered in 41 states and is engaged in investment advisory, financial planning, and other financial services.

Revenue Recognition:

Revenues from commission earned are recognized in the period the service is provided or the date of the trade transaction.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Depreciation:

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives:

The estimated useful lives of the property and equipment are 3-5 years for equipment.

Goodwill:

On September 15, 2010 the Member acquired 100% of the Company's outstanding common stock for $117,500. This purchase price exceeded the Company's net assets by $110,697 and is recorded on the Company's balance sheet as goodwill by applying push down accounting. Accounting principles general accepted in the United States of American prohibits the amortization of goodwill and requires that it be tested for impairment at least annually at a reporting unit level. The Company has early adopted No. 2011-08 Testing Goodwill for Impairment and determined that there is no impairment of goodwill as of December 31, 2011 and 2010.

NOTE 1. (CONTINUED)

Restricted Cash:

The Company has $100,000 deposited with Pershing LLC. The deposit is restricted per an agreement between the Company and Pershing. This balance must remain deposited with Pershing so long as the Company remains using their brokerage platform.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns for the past three years are open to examination. Management has evaluated its tax positions and has concluded that they do not result in anything that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) section 740.

Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2012, the date of the financial statements were available to be issued.

NOTE 2. RETIREMENT PLAN

The Company sponsors a qualified defined contribution 401(k) profit sharing plan for all full-time employees who meet the plan participation criteria. The Company's plan provides for matching contributions equal to a percent of the eligible employee's compensation. The Company is also permitted to make discretionary contributions on an annual basis. Matching contributions amounted to $13,150 and $- for the years ended December 31, 2011 and 2010. There were no discretionary contributions made during the years ended December 31, 2011 and 2010.

NOTE 3. LEASES

The Company leases it's office facilities under an agreement that expires on May 31, 2013. The Company's portion of the lease requires payments of approximately $12,600 per month with increases on an annual basis per the lease agreement. The Company's total rental expense during the years ended December 31, 2011 and 2010 amounted to $88,514 and $-, respectively.

Estimated future minimum lease payments under the lease at December 31, 2011 are as follows:

YEAR ENDING DECEMBER 31,	
2012	$ 155,039
2013	65,393
	$ 220,432

NOTE 4. RELATED PARTY DISCLOSURES

The Company has an agreement with the Member for re-payment and division of applicable expenses. These expenses include rent, payroll and other administrative items. During the year ended December 31, 2011, the amount paid to related parties was approximately $880,000. The net amount owed to the affiliation at December 31, 2011 and 2010 amounted to approximately $53,000 and $0, respectively.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2011, the Company had a net capital of $151,201 which was $146,201 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.414 to 1 at December 31, 2011.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

Net Capital per part IIA Focus (unaudited)	$	164,350
Reconciling items:		
Accrued retirement plan contributions		13,149
Net Capital per above	**$**	**151,201**

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2011

Total stockholders' equity		$ 274,723
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable and work in process	$ 28,357	
Commission receivables aged less than 30 days	(19,609)	
Total disallowable accounts receivable	8,748	
Other assets	113,027	
Property and equipment, net	1,747	123,522
Net capital before haircuts on securites owned		151,201
Haircuts on securities positions		-
Net capital		151,201
AGGREGATE INDEBTEDNESS		
Total liabilities from balance sheet		62,561
REQUIRED NET CAPITAL		
NASD required N.C. (6.67% Aggr. Ind.)		
or $5,000 whichever is greater	$ 5,000	
SEC early warning requirement (120% Required N.C.)	6,000	
Required net capital		5,000
EXCESS NET CAPITAL		
Net capital	$ 151,201	
Required net capital	5,000	
Excess net capital		$ 146,201
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate indebtedness	$ 62,561	
Net capital	151,201	
Ratio		0.414 to 1

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, Virginia

In planning and performing our audit of the financial statements of McLaughlin Ryder Investments, Inc. (the Company) as of the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America , we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by McLaughlin Ryder Investments, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices

and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 27, 2012

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON SIPC ASSESSMENT RECONCILIATION

Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by McLaughlin Ryder Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating McLaughlin Ryder Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). McLaughlin Ryder Investments, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 27, 2012